Mail Stop 4561

December 9, 2008

Michael W. Sheridan
Executive Vice President, General Counsel and Corporate Secretary
Ceridian Corporation
3311 East Old Shakopee Road
Minneapolis, MN 55425

>   **Re: Ceridian Corporation**
>   **Amendment No. 2 to Form S-4**
>   **Filed November 26, 2008**
>   **File No. 333-152649**

Dear Mr. Sheridan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Balance Sheets, page 68

1.   We note that you expect to receive substantially all of your funds invested in the Reserve Fund. If you expect to receive substantially all of your funds, please advise us how you determined that an aggregate asset write down of $11.5 million, of which $10.2 million is other than temporary, was necessary.

Financial Covenant Compliance, page 76

2.   To the extent that pro forma adjustments are made to Credit Facility EBITDA, please disclose how the adjustment was calculated as well as significant assumptions made by management in determining the projection. Please also tell us if the estimated $50 million of related implementation costs to be incurred in 2008 have been included in Credit Facility EBITDA with pro forma adjustments. Also, please tell us if you would have been in compliance with the covenant without this pro forma adjustment.

Note 3. Merger, page F-22

3.   We note your response to comment 5. However, your disclosure on page F-22 does not clearly indicate whether the purchase price allocation is attributed to the work of outside appraisal firms or management. Please revise your disclosure to indicate that the fair values of assets and liabilities acquired were ultimately determined by management, if this is the case. Refer to Compliance & Disclosure Interpretations, Question 141.02 which can be accessed at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Legal Opinions, Exhibits 5.1 through 5.4

4.   Please have counsel revise their respective legal opinions to address all shares being registered in this offering. The opinions currently refer to $475 million in principal amount of Toggle Notes but we note that you are now registering over $693 million of Toggle Notes.

Exhibit 5.1

5.   We note that you have filed opinions from local counsel regarding due authorization of the guarantees and other matters related to the Schedule I guarantors. Please provide a revised legality opinion that expressly relies on those local opinions rather than assuming the valid existence, corporate authority, and due authorization by the Schedule I guarantors.

6.   Please confirm, if true, that Weil, Gotshal is opining on the validity of all of the guarantees and not just the guarantees executed by the Schedule II guarantors. Please have counsel provide a revised opinion to clarify the scope of the opinion with respect to the guarantees.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Todd R. Chandler (via fax)